UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 2)*

                             NORTHWEST AIRLINES CORPORATION
                                    (Name of Issuer)

                         Class A Common Stock, $0.01 par value
                             (Title of Class of Securities)

                                      667280-10-1
                                     (CUSIP Number)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 2 of 12




       1   Name of Reporting Person              RICHARD C. BLUM & ASSOCIATES -
                                                             NWA PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3097255

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]


       3   SEC USE ONLY



       4   Citizenship or Place of Organization                      California



                          5    Sole Voting Power                         -0-
         NUMBER OF
           SHARES
        BENEFICIALLY      6    Shared Voting Power                   5,660,145*
       OWNED BY EACH
         REPORTING
        PERSON WITH
                          7    Sole Dispositive Power                    -0-



                          8    Shared Dispositive Power              5,660,145*



        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         5,660,145*


       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]



       11   Percent of Class Represented by Amount in Row 9               5.8%*



       12   Type of Reporting Person                                         PN


     *    See response to Item 4.





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 3 of 12




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           S.S. No. of Above Person                                  94-3205364

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]


       3   SEC USE ONLY



       4   Citizenship or Place of Organization                      California



                          5    Sole Voting Power                         -0-
         NUMBER OF
           SHARES
        BENEFICIALLY      6    Shared Voting Power                5,660,145*
       OWNED BY EACH
         REPORTING
        PERSON WITH
                          7    Sole Dispositive Power                    -0-



                          8    Shared Dispositive Power           5,660,145*



        9   Aggregate Amount Beneficially Owned by
            Each Reporting Person                                 5,660,145*


       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                       [ ]



       11   Percent of Class Represented by Amount in Row 9               5.8%*



       12   Type of Reporting Person                                     IA, PN


     *    See response to Item 4.





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 4 of 12




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]


       3   SEC USE ONLY



       4   Citizenship or Place of Organization                      California



                          5    Sole Voting Power                       -0-
         NUMBER OF
           SHARES
        BENEFICIALLY      6    Shared Voting Power                   5,660,145*
       OWNED BY EACH
         REPORTING
        PERSON WITH
                          7    Sole Dispositive Power                   -0-



                          8    Shared Dispositive Power              5,660,145*



        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         5,660,145*


       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]



       11   Percent of Class Represented by Amount in Row 9               5.8%*



       12   Type of Reporting Person                                         CO


     *    See response to Item 4.





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 5 of 12




       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]


       3   SEC USE ONLY



       4   Citizenship or Place of Organization                             USA



                          5    Sole Voting Power                         -0-
         NUMBER OF
           SHARES
        BENEFICIALLY      6    Shared Voting Power                   5,660,145*
       OWNED BY EACH
         REPORTING
        PERSON WITH
                          7    Sole Dispositive Power                    -0-



                          8    Shared Dispositive Power              5,660,145*



        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         5,660,145*


       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]



       11   Percent of Class Represented by Amount in Row 9               5.8%*



       12   Type of Reporting Person                                         IN


     *    See response to Item 4.





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 6 of 12


             Item 1(a).     Name of Issuer.

                       Northwest Airlines Corporation (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
             Offices.

                       2700 Lone Oak Parkway, Eagen, MN  55121.

             Item 2(a).     Names of Persons Filing.

                       Reference is made to Item 1 of each of the cover
             pages of this Schedule, which Items are incorporated by reference herein.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The address of each reporting person is 909
             Montgomery Street, Suite 400, San Francisco, CA  94133.

             Item 2(c).     Citizenship.

                       Reference is made to Item 4 of each of the cover
             pages of this Schedule, which Items are incorporated by reference herein.

             Item 2(d).     Title of Class of Securities.

                       Class A Common Stock, $0.01 par value ("Common
             Stock").

             Item 2(e).     CUSIP Number.

                       667280-10-1.

             Item 3.   Type of Reporting Person.

                       Not applicable.

             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of
             each of the cover pages to this Schedule, which Items are incorporated by reference herein. At December 31, 1996, the following shares of Common Stock (or options to acquire shares of Common Stock) were held directly by the following persons:





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 7 of 12


             Person                                  Common Stock

             Richard C. Blum & Associates--NWA
             Partners, L.P. ("RCBA-NWA")               5,396,643

             Richard C. Blum & Associates, L.P.
             ("RCBA L.P.")                               263,502
                                                       _________

                  TOTAL                                5,660,145
                                                       =========


                       RCBA-NWA also owns 1,727 shares of Series B
             Preferred Stock, which is not convertible into Common Stock, but which is entitled to vote with the Common Stock in the election of directors.

                       The general partner of RCBA-NWA is RCBA L.P.  The
             general partner of RCBA L.P. is Richard C. Blum & Associates, Inc. ("RCBA Inc."). Richard C. Blum is a controlling person and chairman of RCBA Inc., and a limited partner of RCBA L.P. Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

                       As chairman, director and a substantial shareholder
             of RCBA Inc., Mr. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., RCBA L.P. and RCBA-NWA. Mr. Blum reserves the right to disclaim beneficial ownership of securities beneficially owned by such entities. Although Mr. Blum is joining in this Amendment as a reporting person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by such entities.

                       Mr. Blum and Thomas Kempner, a director of RCBA
             Inc., are also directors of the Issuer.

                       RCBA-NWA is a party to (i) a Second Amended and
             Restated Investor Stockholders' Agreement dated as of
             December 23, 1993, as amended (the "1993 Stockholders' Agreement") with the other investor stockholders named therein (the "Original Investors") and the Issuer, and (ii) a Stockholders' Agreement dated as of September 9, 1994, as





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 8 of 12


             amended (the "1994 Stockholders' Agreement," and together with the 1993 Stockholders' Agreement, the "Stockholders' Agreements"), with the Original Investors and certain other stockholders named therein (together with the Original Investors, the "Stockholders") and the Issuer. See
             Exhibits B through K attached hereto. As a result of being a party to the Stockholders' Agreements, RCBA-NWA and the other reporting persons may be deemed members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. The reporting persons hereby disclaim their possible status as a member of such group for purposes of Section 13(d) and disclaim beneficial ownership of the shares of Common Stock of the Issuer owned by the other Stockholders.

                       Pursuant to the Stockholders' Agreements, RCBA-NWA
             has agreed along with the other Original Investors holding together with RCBA-NWA in excess of 46.2% of the outstanding voting stock of the Issuer, among other things, (i) to vote its shares of Common Stock of the Issuer for the election of certain directors to the Issuer's Board of Directors, and
             (ii) with limited exceptions, certain Original Investors may not transfer any shares of Common Stock of the Issuer prior to June 15, 1997 without the prior written consent of the other Stockholders. In addition, pursuant to the 1993 Stockholders' Agreement, KLM Royal Dutch Airlines ("KLM"), one of the other Original Investors, has the right to purchase up to 5,270,038 shares of Common Stock from certain of the other Original Investors. Such right is exercisable in 1998. If KLM does not exercise the option in full, each Original Investor has the right to cause KLM to purchase its shares subject to the Option. Such right is exercisable in 1999.

                       The Stockholders' Agreements were amended in 1995
             to delete the provisions relating to "tag-along" rights and rights of first refusal and reoffer and to permit the Original Investors to vote their shares of Common Stock for the election of additional directors who have not been designated by the Original Investors. The 1993 Stockholders' Agreement was also amended to delete any special voting requirements applicable to the Original Investors in connection with a merger or other business combination involving the Issuer. KLM has instituted litigation against the Original Investors seeking a declaratory judgment that such amendments to the Stockholders' Agreements are null and void. The defendant Original Investors believe that such litigation is without merit.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Not applicable.





     CUSIP No. 667280-10-1           SCHEDULE 13G                   Page 9 of 12


             Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                       Not applicable.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not applicable.

             Item 8.   Identification and Classification of Members of the
             Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                       Not applicable.





     CUSIP No. 667280-10-1           SCHEDULE 13G                  Page 10 of 12


                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  February 13, 1997

                                   RICHARD C. BLUM & ASSOCIATES--
                                   NWA PARTNERS, L.P.

                                   By Richard C. Blum & Associates, L.P.,
                                      its general partner

                                      By Richard C. Blum & Associates, Inc.,
                                         its general partner

                                         By /s/John H. Steinhart
                                            ________________________________
                                            John H. Steinhart
                                            Managing Director, Chief
                                            Administrative Officer and
                                            Secretary

                                   RICHARD C. BLUM & ASSOCIATES, L.P.

                                   By Richard C. Blum & Associates, Inc.,
                                      its general partner

                                      By /s/John H. Steinhart
                                         ___________________________________
                                         John H. Steinhart
                                         Managing Director, Chief
                                         Administrative Officer and Secretary

                                   RICHARD C. BLUM & ASSOCIATES, INC.

                                   By /s/John H. Steinhart
                                      ______________________________________
                                      John H. Steinhart
                                      Managing Director, Chief Administrative
                                      Officer and Secretary


                                   /s/John H. Steinhart
                                   _________________________________________
                                   RICHARD C. BLUM

                                   By John H. Steinhart, Attorney-in-Fact





     CUSIP No. 667280-10-1           SCHEDULE 13G                  Page 11 of 12


                                     EXHIBIT INDEX


             Exhibit A    Joint Filing Undertaking                 Page 12

             Exhibit B    Second Amended and Restated Investor
                          Stockholders' Agreement dated as of
                          December 23, 1993 (the"1993
                          Stockholders' Agreement")* and
                          Stockholders' Agreement dated as of
                          September 9, 1994 (the "1994
                          Stockholders' Agreement")*
             Exhibit C    Amendment dated as of October 23, 1995
                          to the 1993 Stockholders' Agreement*

             Exhibit D    Amendment dated as of November 1, 1995
                          to the 1994 Stockholders' Agreement*

             Exhibit E    Supplement dated as of December 23,
                          1993 to the Stockholders' Agreement**
             Exhibit F    Amendment dated as of December 14, 1994
                          to the 1993 Stockholders' Agreement**

             Exhibit G    Amendment dated of as January 6, 1995
                          to the 1993 Stockholders Agreement**
             Exhibit H    Amendment dated as of January 25, 1995
                          to the 1993 Stockholders' Agreement**

             Exhibit I    Amendment dated as of October 3, 1994
                          to the 1994 Stockholders' Agreement**

             Exhibit J    Amendment dated as of December 14, 1994
                          to the 1994 Stockholders' Agreement**
             Exhibit K    Amendment dated as of January 25, 1995
                          to the 1994 Stockholders' Agreement**

             * Previously filed

             ** Incorporated by reference to the corresponding exhibits filed with the Issuer's Annual Report on Form 10K for the year ended December 31, 1995.





     CUSIP No. 667280-10-1           SCHEDULE 13G                  Page 12 of 12


                                JOINT FILING UNDERTAKING

                   The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to Schedule 13G to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

             DATED:  February 13, 1997

                                   RICHARD C. BLUM & ASSOCIATES--
                                   NWA PARTNERS, L.P.

                                   By Richard C. Blum & Associates, L.P.,
                                      its general partner

                                      By Richard C. Blum & Associates, Inc.,
                                         its general partner

                                         By /s/John H. Steinhart
                                            ________________________________
                                            John H. Steinhart
                                            Managing Director, Chief
                                            Administrative Officer and
                                            Secretary

                                   RICHARD C. BLUM & ASSOCIATES, L.P.

                                   By Richard C. Blum & Associates, Inc.,
                                      its general partner

                                      By /s/John H. Steinhart
                                         ___________________________________
                                         John H. Steinhart
                                         Managing Director, Chief
                                         Administrative Officer and Secretary

                                   RICHARD C. BLUM & ASSOCIATES, INC.

                                   By /s/John H. Steinhart
                                      ______________________________________
                                      John H. Steinhart
                                      Managing Director, Chief Administrative
                                      Officer and Secretary


                                   /s/John H. Steinhart
                                   _________________________________________
                                   RICHARD C. BLUM

                                   By John H. Steinhart, Attorney-in-Fact